Exhibit 99.1

Ellomay Capital Announces Entry into the US Solar Photovoltaic Market

Enters into a Joint Development Agreement for Solar PV Projects in Texas

Tel-Aviv, Israel, March 21, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced its entry into a Joint Development Agreement (the “JDA”) for the development of solar photovoltaic projects in the State of Texas.

The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. The JDA provides for the initial development, design, construction and finance of two solar PV projects with aggregate projected DC capacity of 23 MW (the “First Projects”). The First Projects are in advanced stages of development and the estimated capital costs of the First Projects are in the range of $25-$27 million. The Company’s share of the capital costs of the First Projects is estimated at approximately $18-$20 million and the balance is intended to be provided by tax equity sources with whom the Company is currently in discussions. The sites for the First Projects will be leased under long-term leases from special purpose companies (Landcos) controlled by the development team.  One of the First Projects, with a DC capacity of approximately 13 MW, is expected to achieve Ready to Build status within six months. The JDA also provides for the development of three additional solar PV projects up to Ready to Build status with aggregate DC capacity of approximately 30 MW.

The projects to be developed under the JDA will be subject to the ERCOT Distributed Generation (“DG”) Scheme for projects of up to 10 MW AC capacity and the applicable electricity market is the “ERCOT North” zone market. Under the DG Scheme, ERCOT (the electricity regulator of the State of Texas), allows owners of generation assets to sell electricity to Qualified Service Entities (QSE’s) at market rates under Real Time or Day Ahead prices at the local nodes where the projects are located and/or to designated “Behind the Meter” clients under Power Purchase Agreements.

Ran Fridrich, CEO of Ellomay noted that “The execution of the JDA follows a very careful and in-depth analysis of the US Solar PV market by the Company and fulfils Ellomay’s strategy to enter into the US market in a careful and gradual manner. Ellomay identified potential partners for the joint development of Solar PV projects in the State of Texas with particular focus on sites in the Metro Dallas area, a densely populated area experiencing high economic growth and large potential for future growth in electricity demand. Ellomay’s strategy will be to build the projects “close to market” in areas of high electricity demand, thus reducing risks such as curtailment and other operating risks. Ellomay views the entry into the Ercot North Market as an important but careful step into the vast US electricity market, focusing on the State of Texas that has and is experiencing high economic and electricity demand growth.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including risks and uncertainties applicable to projects under development and construction, shortages in equipment and components required to build the projects and inability to enter into an agreement with a tax partner under acceptable terms or at all. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com